UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BankAtlantic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

065908808

(CUSIP Number)

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 065908808

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,328,356(1)(2)
	8.	Shared Voting Power 42(2)
	9.	Sole Dispositive Power 8,328,356(1)(2)
	10.	Shared Dispositive Power 42(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of the Issuer’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock.
(2)	All share amounts set forth herein have been adjusted from the amounts reported in Amendment No. 4 to Schedule 13D filed by BFC on June 24, 2011 to reflect the one-for-five reverse stock split effected by the Issuer on October 14, 2011.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend the Schedule 13D filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BankAtlantic Bancorp, Inc., a Florida corporation (the “Issuer”), solely to reflect BFC’s entry into the Support Agreement described herein. The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 4: Purpose of Transaction

The information set forth under Item 6 below is incorporated into this Item 4 by reference.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in further detail in the Issuer’s filings with the Securities and Exchange Commission (the “SEC”), including the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2011, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with BB&T Corporation (“BB&T”) on November 1, 2011, which provides for the sale to BB&T of all of the shares of capital stock of BankAtlantic, the Issuer’s wholly owned banking subsidiary. Consummation of the transactions contemplated by the Stock Purchase Agreement is subject to a number of closing conditions, including the receipt of all required regulatory approvals and any requisite shareholder approvals.

BFC holds shares of the Issuer’s Class A Common Stock representing approximately 53% of the issued and outstanding shares of such stock. BFC also holds all of the issued and outstanding shares of the Issuer’s Class B Common Stock. In the aggregate, these shares represent approximately 75% of the total voting power of the Issuer’s capital stock. BFC has executed an agreement with BB&T (the “Support Agreement”) on November 1, 2011, pursuant to which BFC has agreed, with respect to all of its shares of the Issuer’s Class A Common Stock and Class B Common Stock, to consent to the Agreement and the transactions contemplated thereby. The Support Agreement also contains restrictions on BFC’s ability to sell or otherwise transfer any of its shares of the Issuer’s Class A Common Stock or Class B Common Stock during the term of the Support Agreement. The Support Agreement will terminate upon the consummation of the transactions contemplated by the Stock Purchase Agreement or, if earlier, the date, if any, on which the Stock Purchase Agreement is terminated. The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Exhibit 1	Support Agreement, dated as of November 1, 2011, by and between BB&T Corporation and BFC Financial Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2011

Date

BFC Financial Corporation

/s/ JOHN K. GRELLE
Signature

John K. Grelle/Executive Vice President and Chief Financial Officer

Name/Title